SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                        Scanner Technologies Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   80603Q 10 5
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                                 (CUSIP Number)


                                 Elaine E. Beaty
                           14505 21st Avenue N., #220
                              Minneapolis, MN 55447
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

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CUSIP NO. 80603Q 10 5                 13D                PAGE 2 OF 4 PAGES
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1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS (ENTITIES ONLY)

              Elaine E. Beaty
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                         (a) [ ]
                                                                         (b) [ ]
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3             SEC USE ONLY

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4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              N/A
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5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
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       NUMBER OF        7   SOLE VOTING POWER   3,552,125 shares (includes
         SHARES             670,782 shares which may be purchased upon
      BENEFICIALLY          exercise of a currently exercisable warrant and
        OWNED BY            350,000 shares which may be purchased upon
          EACH              exercise of options that are exercisable within
       REPORTING            60 days of the date hereof).
         PERSON         --------------------------------------------------------
          WITH          8   SHARED VOTING POWER

                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER   3,552,125 shares (includes
                            670,782 shares which may be purchased upon
                            exercise of a currently exercisable warrant and 350,000 shares which may be purchased upon exercise of options that are exercisable within
                            60 days of the date hereof).
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,125 shares (includes 670,782 shares which may be purchased upon exercise of a currently exercisable warrant and 350,000 shares which may be purchased upon exercise of options that are exercisable within 60 days of the date hereof).
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12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [X]

              Does not include 2,531,343 shares, a warrant to purchase 670,782 shares and options to purchase 350,000 shares held by reporting person's spouse, as to all of which reporting person disclaims beneficial ownership.
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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.8%
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14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
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Item 1.  Security and Issuer.
         --------------------

         No change.

Item 2.  Identity and Background.
         ------------------------

         (a) - (f) No change.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         No change.

Item 4.  Purpose of Transaction.
         -----------------------

         This section is amended and supplemented to add the following:

         This amendment is being filed to report the disposition of an aggregate of 126,000 shares of Common Stock by gift on December 21, 2005.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         The Reporting Person beneficially owns an aggregate of 3,552,125 shares of common stock of the Issuer, representing 26.8% of the shares of common stock of the Issuer. Such amount does not include 2,531,343 shares, a warrant to purchase 670,782 shares and options to purchase 350,000 shares held by the Reporting Person's spouse, as to all of which the Reporting Person disclaims beneficial ownership. Of the shares beneficially owned by the Reporting Person, 2,531,343 shares are held directly by the Reporting Person, 670,782 shares are obtainable upon exercise of a currently exercisable warrant and 350,000 shares are obtainable upon exercise of options which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D. The options were granted pursuant to the Issuer's 2004 Equity Incentive Plan. The Reporting Person has sole voting and dispositive power over all of the common stock and rights to acquire common stock currently owned by her. Except as described in Item 4 above, the Reporting Person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
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         to Securities of the Issuer.
         ----------------------------

         No change.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 3, 2006.


                                                   /s/ Elaine E. Beaty
                                                   -----------------------------
                                                   Elaine E. Beaty



































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